Bush & Associates CPA

To Whom It May Concern:

We hereby consent to the incorporation by reference in the Prospectus, constituting part of the Registration Statement (File No. 333-269781) on Form S-1/A of Industries of the Americas, Inc. (the "Company"), of our report dated August 8, 2024, on our audits of the financial statements of the Company as of December 31, 2023, and 2022, and for each of the years then ended. Our report is included in the Annual Report on Form S-1/A to be filed on or about November 12, 2024. The report includes an explanatory paragraph regarding substantial doubt about the Company's ability to continue as a going concern.

We also consent to the references to us under the headings "Experts" in such Registration Statement.

Very truly yours,

Bush & Associates CPA LLC (PCAOB 6797)
Henderson, Nevada
November 12, 2024